FILED BY BLACKROCK, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: BLACKROCK, INC.

COMMISSION FILE NO. 001-15305

Memorandum

TO:	All Employees

FROM:	Executive Committee
Bob Doll
Rob Fairbairn

DATE:	April 26, 2006

RE:	“New BlackRock” Business Model

A little over a week ago, we announced the formation of an Executive Committee to help streamline decision-making, particularly as our business grows in scope and complexity. A subset of that committee had already been working together to think through alternative business models for the combined organization. We recognized at the outset that the range of activities and geographic footprint of the combined firm would necessitate a willingness to break the mold – to consider anew the needs of the pro forma organization rather than holding onto legacy structures or processes. We also recognized that time was of the essence – many of the working groups need to plan their workstreams in the context of the organizational structure.

We are pleased to announce that we have jointly determined the initial business model, which will marry functional and regional responsibilities, and the roles of a number of senior executives for BlackRock post-closing. Our collective judgment is that the more diverse, more global nature of our combined business requires us to place greater significance on regional responsibilities, while retaining the subject matter expertise and efficiency benefits afforded by having global functional departments. We also want to emphasize that this is a starting point. Refinements will no doubt be required over time as the business evolves and our needs are more clearly defined.

The functional department heads will have responsibility for ensuring that we are developing and deploying our considerable expertise and resources to achieving investment objectives, delivering exceptional client service and helping our clients solve problems. The regional Chairmen will ensure that we have consistent focus and appropriate resources allocated to business opportunities in each region, that our strategies are sound and are being pursued vigorously, and that BlackRock is appropriately represented with local clients and regulators. In addition, the regional Chairmen will be responsible for helping regionally based employees navigate the organization and understand and embrace our culture. Successful implementation of the business model will require very close coordination between the functional and regional axes of the organizational matrix.

The groups and senior-most leadership positions are highlighted below.

•

Rob Fairbairn will serve as the Chairman of EMEA/Australia, extending his leadership responsibilities for our future efforts throughout Europe, the Middle East, Africa, India and Australia. Peter Fisher will serve as Chairman of Asia, overseeing our efforts in Japan, Hong Kong and China, Korea, Singapore, Taiwan and throughout the region.

•	Portfolio Management will be led by Rob Kapito, and the Portfolio Risk Management Group will be led by Ben Golub.
•	Bob Doll will serve as global equity CIO, and lead the Equity Portfolio Management effort worldwide. In addition, Bob will serve as Chairman of the Private Client Operating Committee.
•	Keith Anderson will serve as global fixed income CIO, and will co-head the Fixed Income Portfolio Management effort with Scott Amero.
•

Ralph Schlosstein will oversee the Alternatives teams, including real estate debt and equity, fund of funds, structured finance (jointly with fixed income), private debt and equity, and alternatives product development (jointly with account management).

•

The Account Management Group, which is responsible for business development, marketing and client service, will be led by Barbara Novick. As previously announced, Frank Porcelli will be the head of the U.S. Private Client Group, and Anne Ackerley will serve as COO of this business.

•

Charlie Hallac will lead BlackRock Solutions, which encompasses our global technology infrastructure, model and software development, portfolio analytics, and all aspects of our third party investment tools, advisory and outsourcing business activities.

•	Portfolio Operations & Administration, which supports all aspects of global investment operations, separate account and fund administration, and portfolio compliance, will be overseen by Henry Gabbay.
•

The Corporate infrastructure will be supported by Sue Wagner as Chief Operating Officer, Bob Connolly as General Counsel, Steve Buller as Chief Financial Officer, and Susan Mink as head of Human Resources.

Each of these executives is working on defining the structure and leadership positions within their group. We expect the senior portfolio management positions, and international institutional and retail structure, to be announced in early May, and the full talent review to be completed in June. We also will be addressing the broader internal governance structure, which currently includes a Management Committee and Operating Committees through which over two-thirds of BlackRock’s Managing Directors participate in oversight and competitive positioning of the firm. We will continue to share information as it becomes available.

FORWARD LOOKING STATEMENTS

This communication, and other statements that BlackRock may make, including statements about the benefits of the transaction with Merrill Lynch, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to BlackRock’s future financial or business performance, strategies or expectations. Forward- looking statements are typically identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions.

BlackRock cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and BlackRock assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance. In addition to factors previously disclosed in BlackRock's Securities and Exchange Commission (SEC) reports and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: (1) the ability of BlackRock to complete the transaction with Merrill Lynch; (2) BlackRock's ability to successfully integrate the MLIM business with its existing business; (3) the ability of BlackRock to effectively manage the former MLIM assets along with its historical assets under management; (4) the relative and absolute investment performance of BlackRock's investment products, including its separately-managed accounts and the former MLIM business; and (5) BlackRock's success in maintaining distribution of its products.

BlackRock's Annual Reports on Form 10-K and BlackRock's subsequent reports filed with the SEC, accessible on the SEC's website at http://www.sec.gov and on BlackRock’s website at http://www.blackrock.com, discuss these factors in more detail and identify additional factors that can affect forward-looking statements. The information contained on our website is not a part of this press release.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

BlackRock intends to file with the Securities and Exchange Commission a Registration Statement on Form S-4, which will contain a proxy statement/prospectus, in connection with the proposed transaction. The proxy statement/prospectus will be mailed to the stockholders of BlackRock. STOCKHOLDERS OF BLACKROCK ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUSWHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Such proxy statement/prospectus (when available) and other relevant documents may also be obtained, free of charge, on the Securities and Exchange Commission's website (http://www.sec.gov) or by contacting our Secretary, BlackRock, Inc., 40 East 52nd Street, New York, New York 10022.

PARTICIPANTS IN THE SOLICITATION

BlackRock and certain persons may be deemed to be participants in the solicitation of proxies relating to the proposed transaction. The participants in such solicitation may include BlackRock's executive officers and directors. Further information regarding persons who may be deemed participants will be available in BlackRock's proxy statement/prospectus to be filed with the Securities and Exchange Commission in connection with the transaction.